SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIGITAL IMPACT, INC.

(Name of Subject Company (Issuer))

DII ACQUISITION CORP.

infoUSA INC.
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

Vinod Gupta

infoUSA Inc.
5711 South 85th Circle
Omaha, Nebraska 68127
Telephone: (402) 593-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven J. Tonsfeldt

Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$74,600,864	$8,781

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase approximately 37,300,432 shares of Common Stock, par value $0.001 per share, of Digital Impact, Inc. at a purchase price of $2.00 per share, net to the seller in cash, without interest. Such number represents the total of approximately 37,151,732 shares issued and outstanding as of February 28, 2005 (as reported in Digital Impact, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9) but does not include 1,637,300 shares held by infoUSA, and approximately 1,786,000 shares issuable upon the exercise of stock options with an exercise price below the $2.00 purchase price in the offer outstanding as of March 31, 2004 (as reported in Digital Impact, Inc.’s Annual Report on Form 10-K for the year ending March 31, 2004).

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “Commission”) on December 9, 2004.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,781	Filing Party:	DII Acquisition Corp. and infoUSA Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 24, 2005 March 8, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 3 TO SCHEDULE TO

      This Amendment No. 3 (“Amendment No. 3”) to Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by infoUSA Inc., a Delaware corporation (“infoUSA”), and DII Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of infoUSA. This Amendment No. 3 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights, when distributed (the “Shares”), of Digital Impact, Inc., a Delaware corporation (the “Digital Impact”), at $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

      On March 15, 2005, infoUSA announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer has expired. The full text of the press release issued by infoUSA on March 15, 2005 is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

      (a)(1)(J) Press Release issued by infoUSA dated March 15, 2005.

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SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 15, 2005 that the information set forth in this statement is true, complete and correct.

DII ACQUISITION CORP.

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

INFOUSA INC.

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated February 24, 2005.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release issued by infoUSA dated February 23, 2005.
(a)(1)(H)*	Summary Advertisement published February 24, 2005.
(a)(1)(I)**	Press Release issued by infoUSA dated March 8, 2005.
(a)(1)(J)	Press Release issued by infoUSA dated March 15, 2005.
(b)*	Commitment Letter dated February 23, 2005.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated herein by reference to the Schedule TO filed by DII Acquisition Corp. and infoUSA Inc. on February 24, 2005.

**	Incorporated herein by reference to Amendment No. 2 to the Schedule TO filed by DII Acquisition Corp. and infoUSA on March 8, 2005.

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